May 9, 2013

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.

Form 10-K for Fiscal Year Ended March 3, 2012

Filed April 30, 2012

File No. 000-06365

Dear Mr. Cash:

After further consideration by management and based on the Staff’s comments in our discussion with the SEC on May 7, 2013, the Company has decided to further disaggregate its reportable segments, effective with our Form 10-K for the year ending March 2, 2013. We will disaggregate the Architectural Products and Services segment into the Architectural Glass, Architectural Framing Systems and Architectural Services segments. The Architectural Glass segment consists of Viracon and the Architectural Services segment consists of Harmon. We have aggregated three remaining operating segments, Wausau Window and Wall Systems, Tubelite and Linetec, into the Architectural Framing Systems reporting segment based upon their similar products, customers, distribution methods, production processes, and economic characteristics.

As a result of concluding to further disaggregate our reporting segments, we will revise our Business Segments Data footnote in our upcoming Form 10-K for the year ended March 2, 2013 to conform to this new presentation including three-year comparable historical data. The company is not including the revised footnote in this letter as it will follow the same format as presented in the Company’s letter to the SEC dated May 2, 2013 with a modification to further break out the Architectural Glass segment. Additionally, the disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the fiscal 2013 Form 10-K and future Form 10-Q filings will reflect the updated reporting segment presentation.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (952) 487-7560 (telephone) or jporter@apog.com. Thank you.

Sincerely,

/s/ James S. Porter

James S. Porter

Chief Financial Officer

cc:	Patricia A. Beithon, General Counsel, Apogee Enterprises, Inc.

Chris Swanson, Deloitte & Touche, LLP

Robert A. Rosenbaum, Dorsey & Whitney LLP